Exhibit 99.2

British Columbia Securities Commission
Ontario Securities Commission

Toronto Stock Exchange

May 6, 2016

Dear Sirs / Mesdames:

Re: Norsat International Inc. Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of shareholders of Norsat International Inc. (the “Company”) held on May 4, 2016. The report on the voting results is as follows:

1. Election of Directors

A poll was conducted with respect to the election of Directors. According to proxies received and the poll conducted, the following individuals were elected as Directors of the Company until the next annual general meeting of shareholders with the following results:

		% Votes		% Votes
Nominee	Votes For	For	Votes Withheld	Withheld
Fabio Doninelli	1,460,411	89.09	178,751	10.91
Joseph Caprio	1,465,661	89.42	173,501	10.58
Amiee Chan	1,630,225	99.45	8,937	0.55
James Topham	1,637,988	99.93	1,174	0.07
Peter Ciceri	1,623,098	99.02	16,064	0.98

3. Appointment of Auditors

A poll was conducted with respect to the appointment of auditors. According to proxies received and the poll conducted, PricewaterhouseCoopers LLP, Chartered Accountants, was re-appointed auditors of the Company for the ensuing year and the Directors are authorized to determine their remuneration with 2,189,718 (99.94%) votes cast in favour and 1,374 (0.06%) votes withheld.

Norsat International Inc.

“Arthur Chin”

Arthur Chin
Chief Financial Officer